Exhibit 99.1

BTQ Technologies Demonstrates Quantum-Safe Bitcoin Using NIST Standardized Post-Quantum Cryptography, Protecting $2+ Trillion Market at Risk

  BTQ demonstrates quantum-safe Bitcoin: Bitcoin Quantum Core 0.2 replaces Bitcoin's vulnerable ECDSA signatures with NIST-approved ML-DSA, completing the full flow of wallet creation, transaction signing and verification, and mining. This provides a standards-based path to protect the entire $2.4 trillion Bitcoin market.
  The urgency is real: quantum roadmaps are accelerating and "harvest now, decrypt later" means adversaries can stockpile today's data for future attacks. About 6.65 million BTC already have exposed public keys and every transaction is vulnerable during the mempool window, so a NIST-compliant upgrade is essential to preserve Bitcoin's security and value.
  BTQ is operationalizing the transition: Bitcoin Quantum is a "quantum canary" Bitcoin network with NIST standardized ML-DSA signatures. Roadmap includes a Q4 2025 testnet and security audit, Q1 2026 enterprise pilots, Q2 2026 mainnet with migration tools, and 2026-2027 integration with exchanges and wallets, supported by the BTQ Foundation to coordinate standards and industry migration.

VANCOUVER, BC, Oct. 16, 2025 /CNW/ - BTQ Technologies Corp. ("BTQ" or the "Company") (Nasdaq: BTQ) (CBOE CA: BTQ) (FSE: NG3), a global quantum technology company focused on securing mission-critical networks, today announced the first successful demonstration of a quantum-resistant Bitcoin implementation using National Institute of Standards and Technology (NIST)-standardized post-quantum cryptography. Bitcoin Quantum Core Release 0.2 replaces Bitcoin's quantum-vulnerable ECDSA signatures with NIST-approved ML-DSA (Module-Lattice Digital Signature Algorithm), protecting against the emerging quantum threat that places Bitcoin's entire $2.4 trillion market capitalization at risk.

BTQ Technologies Demonstrates Quantum-Safe Bitcoin Using NIST Standardized Post-Quantum Cryptography
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The announcement comes as leading quantum computing companies accelerate their timelines for cryptographically relevant quantum computers (CRQCs). Recent industry roadmaps project reaching one million qubits by 2030, while quantum researchers are demonstrating substantial reductions in required quantum resources for breaking encryption. With over 6.65 million Bitcoin ($745 billion at current prices) immediately attackable due to permanently exposed public keys, the entire value of the Bitcoin network is vulnerable to quantum threats. BTQ's release represents a critical milestone in securing the world's largest cryptocurrency.

"The quantum threat to Bitcoin is an existential risk to the entire $2.4 trillion Bitcoin economy," said Olivier Roussy Newton, CEO of BTQ Technologies. "Once quantum computers can break ECDSA signatures, every single transaction becomes vulnerable to interception and theft. While the developer community debates response strategies, we've built and demonstrated a working, NIST-compliant solution that can protect Bitcoin's full market value today."

Quantum Threat Endangers Entire Bitcoin Value

Adversaries are currently downloading the entire Bitcoin blockchain for future quantum decryption, through a method known as "harvest now, decrypt later". In a recent paper published by The Federal Reserve, the authors warned that once quantum computers arrive, all historical transaction privacy could collapse permanently, with implications for user identification, transaction graph analysis, and ownership of funds. Approximately 6.65 million Bitcoin have permanently exposed public keys, including 1.9 million BTC in early Pay-to-Public-Key (P2PK) addresses and 4 million BTC in reused addresses. These coins face "long-range attacks" where quantum computers can derive private keys offline, potentially including Satoshi Nakamoto's estimated 1 million BTC ($123 billion).

Once quantum computers achieve sufficient processing speed, every Bitcoin transaction becomes vulnerable during the ~10-minute window when public keys are exposed in the mempool before mining, meaning Bitcoin's entire market capitalization faces quantum risk, not just coins with pre-exposed keys. Without quantum-resistant signatures, the entire Bitcoin network loses its security foundation. Additionally, Grover's algorithm provides quantum computers a quadratic speedup for Bitcoin mining, potentially disrupting the proof-of-work consensus mechanism and enabling double-spend attacks that could undermine trust in the entire network.

BTQ Delivers First NIST-Compliant Quantum-Safe Bitcoin Implementation

Bitcoin Quantum represents the culmination of BTQ's decade-long expertise in post-quantum cryptography implementation and optimization. The demonstration includes:

  NIST ML-DSA Integration: Complete replacement of vulnerable ECDSA signatures with FIPS 204 standardized ML-DSA (formerly Dilithium), providing 128-bit post-quantum security
  Full Transaction Lifecycle: Support for wallet creation, transaction signing, verification, and mining with quantum-resistant cryptography
  Consensus Modifications: Increased block size to 64 MiB and script limits to accommodate larger post-quantum signatures
  Mainnet and Testnet Genesis: New genesis blocks mined with production-ready parameters for both mainnet and testnet deployments

"We now have production-ready code that can protect Bitcoin's entire $2.4 trillion value," explained Roussy Newton. "Over the past decade, we've solved the fundamental engineering challenges of integrating post-quantum cryptography into Bitcoin's architecture while maintaining the core mechanics that make Bitcoin a trusted store of value."

BTQ Foundation to Coordinate Industry-Wide Quantum Defense

Recognizing that protecting the broader $4 trillion cryptocurrency market requires coordinated action, BTQ announces the establishment of the BTQ Foundation, co-chaired by BTQ Technologies. The Foundation's mission focuses on:

  Funding Development: Supporting open-source development of quantum-safe blockchain infrastructure to protect the entire cryptocurrency ecosystem
  Dynamic Consensus Building: Coordinating rapid response to evolving quantum threats through flexible governance structures
  Standards Leadership: Leveraging BTQ's chairmanship of QuINSA (Quantum Internet Standards Alliance) to establish industry-wide quantum security standards
  Migration Frameworks: Developing tools and best practices for transitioning trillions in digital assets to quantum-safe architectures before quantum computers arrive

Decades of Post-Quantum Leadership Positions BTQ at Forefront

BTQ's demonstration builds upon over 10 years of post-quantum cryptography expertise:

  NIST Standards Participation: Active contributor to NIST post-quantum standardization process since inception
  QuINSA Leadership: Co-chair of quantum communications working group, with QPoW (Quantum Proof-of-Work) as first adopted work item
  Technical Innovations: Pioneered NIST standardized Falcon signature aggregation techniques and QCIM hardware acceleration capable of securing billions in transaction volume
  Hardware Capabilities: Through acquisition of Radical Semiconductor, developed CASH (Cryptographically Agile Secure Hardware) achieving up to 1 million post-quantum signatures per second

This technical foundation has enabled BTQ to be first-to-market with multiple quantum-safe blockchain innovations including the Quantum Stablecoin Settlement Network (QSSN) securing digital assets for Danal and Finger Inc Group in Korea.

Commercial Roadmap: From Demonstration to Global Deployment

With Bitcoin's entire $2.4 trillion market capitalization at risk and quantum computers potentially arriving by 2028-2030, the window for protective action is narrowing rapidly. BTQ's demonstration proves quantum-safe Bitcoin is feasible today, potentially catalyzing large volumes of institutional funds moving towards quantum-safe assets, increased regulatory oversight to comply with new regulations such as the GENIUS Act, and a heightened sense of urgency to face the existential threat posed by quantum computers. The Bitcoin Quantum roadmap targets protection of the full Bitcoin market by 2026, including:

  Q4 2025: Testnet launch and security auditing
  Q1 2026: Enterprise pilot programs with institutional digital asset managers
  Q2 2026: Mainnet launch with migration tools for existing Bitcoin holders
  2026-2027: Integration with major exchanges and wallet providers to protect retail and institutional holdings

Every Bitcoin holder, from Satoshi's coins to today's institutional treasuries, faces the same quantum threat. BTQ's solution protects not only specific vulnerable coins but Bitcoin's entire value proposition as digital gold. Through this initiative, BTQ is a first-mover in providing quantum protection for the $2+ trillion in Bitcoin value that will define the future of digital assets.

About Bitcoin Quantum

Bitcoin Quantum is a post-quantum POW cryptocurrency designed for the post-quantum era. It maintains Bitcoin's economic model and network architecture while implementing quantum-resistant cryptographic primitives and enhanced transaction capacity specifically designed for large post-quantum signatures.

Built on Bitcoin Core's proven codebase, Bitcoin Quantum features a 64 MiB block size limit (compared to Bitcoin's 1MB) and integrates a PPK (Post-Quantum Key) infrastructure that enables seamless integration of future quantum-resistant signature algorithms as they become available. For more information please visit https://www.bitcoinquantum.com/

About BTQ

BTQ Technologies Corp. (Nasdaq: BTQ | Cboe CA: BTQ | FSE: NG3 ) is a vertically integrated quantum company accelerating the transition from classical networks to the quantum internet. Backed by a broad patent portfolio, BTQ pioneered the industry's first commercially significant quantum advantage and now delivers a full-stack, neutral-atom quantum computing platform with end-to-end hardware, middleware, and post-quantum security solutions for finance, telecommunications, logistics, life sciences, and defense.

Connect with BTQ: Website | LinkedIn | X/Twitter

ON BEHALF OF THE BOARD OF DIRECTORS
Olivier Roussy Newton
CEO, Chairman

Neither Cboe Canada nor its Regulation Services Provider accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information

Certain statements herein contain forward-looking statements and forward-looking information within the meaning of applicable securities laws. Such forward-looking statements or information include but are not limited to statements or information with respect to the business plans of the Company, including with respect to its research partnerships, and anticipated markets in which the Company may be listing its common shares. Forward-looking statements or information often can be identified by the use of words such as "anticipate", "intend", "expect", "plan" or "may" and the variations of these words are intended to identify forward-looking statements and information.

The Company has made numerous assumptions including among other things, assumptions about general business and economic conditions, the development of post-quantum algorithms and quantum vulnerabilities, and the quantum computing industry generally. The foregoing list of assumptions is not exhaustive.

Although management of the Company believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that forward-looking statements or information herein will prove to be accurate. Forward-looking statements and information are based on assumptions and involve known and unknown risks which may cause actual results to be materially different from any future results, expressed or implied, by such forward-looking statements or information. These factors include risks relating to: the availability of financing for the Company; business and economic conditions in the post-quantum and encryption computing industries generally; the speculative nature of the Company's research and development programs; the supply and demand for labour and technological post-quantum and encryption technology; unanticipated events related to regulatory and licensing matters and environmental matters; changes in general economic conditions or conditions in the financial markets; changes in laws (including regulations respecting blockchains); risks related to the direct and indirect impact of COVID-19 including, but not limited to, its impact on general economic conditions, the ability to obtain financing as required, and causing potential delays to research and development activities; and other risk factors as detailed from time to time. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

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For further information: For further information: E: desk@btq.com; Bill Mitoulas, Investor Relations, T: +1.416.479.9547, E: bill@btq.com; Media Contact: BTQ@kcsa.com

CO: BTQ Technologies Corp.

CNW 07:30e 16-OCT-25